UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K      [ ] Form 20-F              [ ] Form 11-K
                  [ ] Form 10-Q      [ ] Form N-SAR

           For Period Ended:  April 30, 2002

[ ]        Transition Report on Form 10-K
[ ]        Transition Report on Form 20-F
[ ]        Transition Report on Form 11-K
[ ]        Transition Report on Form 10-Q
[ ]        Transition Report on Form N-SAR

For the Transition Period Ended:  ______________________________________________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(a) to which the notification relates:

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

PART  I - REGISTRANT INFORMATION

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Full Name of Registrant

               FastComm Communications Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

               45472 Holiday Drive

City, State and Zip Code

               Sterling, Va 20166


PART  II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12B-25(b), the following should be completed. (Check box if appropriate):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -- NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            On May 3, 2002, the Registrant announced that it has filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Act. The filing was made in the United States Bankruptcy Court for the Eastern District of Virginia and was assigned case #02-82177.

            On July 5, 2002 the Registrant announced that its sole secured lender, a Canadian investment company, had exercised its right to take possession of all of the tangible and intangible assets of the Company. These assets were transferred to a newly formed corporation that will operate as a private, wholly owned subsidiary of the investment company. As of July 9, 2002, the Registrant effectively ceased all operations.

            The Registrant has requested that the Commission take no action if it suspends its obligation to hereafter file any periodic reports under the Securities and Exchange Act of 1934, including its Annual Report on Form 10-K for the year ended April 30, 2002, pending its final dissolution and liquidation, which is expected to occur on or before September 30, 2002. A copy of the Registrant's No-Action request is attached hereto as Exhibit 99.1.


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

PART  IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mark H. Rafferty         703                          318-4303
         ----------------       --------                    ---------------
         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

     If the answer is no, identify report(s)                 [x]  Yes    [ ]  No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                [x]  Yes    [ ]  No

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                       PLEASE REFER TO ITEM II NARRATIVE

            FASTCOMM COMMUNICATIONS CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July 29, 2002              ---------------------------------------------
                                   By: Mark H. Rafferty, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

EXHIBITS
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NO.                  DESCRIPTION
---                  -----------

99.1                 No-Action Request



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